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Exhibit 12.2

The Rouse Company and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividend Requirements
(dollars in thousands)

	Year ended December 31,
	2002	2001	2000	1999	1998
Earnings (loss) before income taxes, equity in earnings of unconsolidated real estate ventures, net gains (losses) on operating properties, discontinued operations and cumulative effect of change in accounting principle	$102,722	$107,377	$8,680	$(7,410)	$15,819
Equity in earnings of unconsolidated real estate ventures	33,259	32,561	128,045	99,790	99,997
Net gains (losses) on operating properties	6,823	(432)	33,844	63,092	(6,109)
Fixed charges:
Interest costs	283,526	259,849	254,149	250,223	216,047
Distributions on preferred securities	14,303	12,719	12,719	12,719	12,719
Portion of rental expense representative of interest factor (1)	7,542	8,453	9,254	9,086	5,818
Adjustments to earnings:
Minority interest in earnings of majority-owned subsidiaries having fixed charges	2,961	1,571	1,172	1,079	1,787
Decrease (increase) in undistributed earnings of unconsolidated real estate ventures (2)	5,763	(4,151)	(36,457)	(44,480)	(55,015)
Capitalized interest	(38,205)	(36,563)	(19,653)	(19,719)	(19,511)
Previously capitalized interest amortized into earnings:
Depreciation of operating properties and other investments (3)	5,658	5,287	4,929	4,554	4,192
Cost of land sales (4)	4,942	5,431	—	—	—

Earnings available for fixed charges and Preferred stock dividend requirements	$429,294	$392,102	$396,682	$368,934	$275,744

Combined fixed charges and Preferred stock dividend requirements:
Interest costs	$283,526	$259,849	$254,149	$250,223	$216,047
Distributions on preferred securities	14,303	12,719	12,719	12,719	12,719
Portion of rental expense representative of interest factor (1)	7,542	8,453	9,254	9,086	5,818
Preferred stock dividend requirements	12,150	12,150	12,150	12,150	12,150

Total combined fixed charges and Preferred stock dividend requirements	$317,521	$293,171	$288,272	$284,178	$246,734

Ratio of earnings to combined fixed charges and Preferred stock dividend requirements (5)	1.35	1.34	1.38	1.30	1.12

(1)
Includes (a) 80% of minimum rentals, the portion of such rentals considered to be a reasonable estimate of the interest factor and (b) 100% of contingent rentals of $2.2 million, $2.5 million, $3.8 million, $4.5 million and $1.6 million, for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

(2)
Includes undistributed earnings of certain unconsolidated real estate ventures, formed December 31, 1997, in which we held substantially all (at least 98%) of the financial interest but did not own a majority voting interest. In January 2001, we acquired all of the shares of voting stock (91%) of these ventures that we did not own, and from the date of acquisition, these ventures are included in our consolidated financial statements. Our share of undistributed earnings of these ventures was $31.7 million in 2000, $32.5 million in 1999 and $42.5 million in 1998.

(3)
Represents an estimate of depreciation of capitalized interest costs based on our established depreciation policy and an analysis of interest costs capitalized since 1971.

(4)
Represents 10% of the cost of Columbia land sales and 5% of the cost of Summerlin land sales, the portions of such costs considered to be reasonable estimates of the interest factor. On December 31, 1997, certain wholly owned subsidiaries, including those that conducted substantially all of our land sales and community development activities, issued 91% of their voting common stock to a trust, of which certain employees are beneficiaries. These sales were made at fair value and as part of our plan to meet the qualifications for REIT status. We retained the remaining voting stock of the ventures and held shares of nonvoting common and/or preferred stock which, taken together, comprised substantially all (at least 98%) of the financial interest in them. As a result of our disposition of the majority voting interests in the ventures, we began accounting for our investment in them using the equity method effective December 31, 1997. In January 2001, we acquired all of the shares of voting stock (91%) in these ventures that we did not own, and from the date of acquisition, these ventures are included in our consolidated financial statements. As a result of these transactions, no adjustment for the interest portion of the cost of land sales has been included for the period from January 1, 1998 through December 31, 2000.

(5)
The computation and the resulting ratio excludes the effect of discontinued operations.

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  Exhibit 12.2
The Rouse Company and Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements (dollars in thousands)